UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
               (Amendment No. 3)

(Name of Issuer)
               OrthoLogic Corp

(Title of Class of Securities)
               Common Stock

 (CUSIP Number)
               68750 J 10 7

Check the following box if a fee is being paid with this statement / / . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Page   1    of    8    Pages

CUSIP NO.   68750 J 10 7
13G
Page     2    of    8     Pages



(1)     Name of Reporting Persons,  S.S. or I.R.S.  Identification Nos. of Above
        Persons
          CH Partners IV      91-1293724

(2)     Check the Appropriate Box if a Member of a Group*
               (a)   / XX /
               (b)   /    /

(3)     SEC Use Only

(4)     Citizenship or Place of Organization
               State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With..........
     (5) Sole Voting Power
               N/A

     (6) Shared Voting Power
               0

     (7) Sole Dispositive Power
               N/A

     (8) Shared Dispositive Power
               0

     (9) Aggregate Amount Beneficially Owned by Each Reporting Person
               0

     (10)Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* / XX / (Shares held of record by other individual General Partners excluded.)

     (11) Percent of Class Represented by Amount in Row (9)
               0%

     (12) Type of Reporting Person*
               PN


*SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP NO.   68750 J 10 7
13G
Page     3    of    8     Pages



(1)     Name of Reporting Persons,  S.S. or I.R.S.  Identification Nos. of Above
        Persons
               Thomas J. Cable            ###-##-####

(2)     Check the Appropriate Box if a Member of a Group*
               (a)   / XX /
               (b)   /    /

(3)     SEC Use Only

(4)     Citizenship or Place of Organization
               USA

Number of Shares Beneficially Owned by Each Reporting Person With..........
     (5) Sole Voting Power
               14,000

     (6) Shared Voting Power
               0

     (7) Sole Dispositive Power
               14,000

     (8) Shared Dispositive Power
               0

     (9) Aggregate Amount Beneficially Owned by Each Reporting Person
               14,000

     (10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* / XX / (Shares held of record by other individual General Partners excluded.)

     (11) Percent of Class Represented by Amount in Row (9)
               .06%

     (12) Type of Reporting Person*
               IN


*SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP NO.   68750 J 10 7
13G
Page     4    of    8     Pages



(1)     Name of Reporting Persons,  S.S. or I.R.S.  Identification Nos. of Above
        Persons
               Elwood D. Howse, Jr.           ###-##-####

(2)     Check the Appropriate Box if a Member of a Group*
               (a)   / XX /
               (b)   /    /

(3)     SEC Use Only

(4)     Citizenship or Place of Organization
               USA

Number of Shares Beneficially Owned by Each Reporting Person With..........
     (5) Sole Voting Power
               93,644

     (6) Shared Voting Power
               0

     (7) Sole Dispositive Power
               93,644


     (8) Shared Dispositive Power
               0

     (9) Aggregate Amount Beneficially Owned by Each Reporting Person
               93,644

     (10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* / XX / (Shares held of record by other individual General Partners excluded.)

     (11) Percent of Class Represented by Amount in Row (9)
               .37%

     (12) Type of Reporting Person*
               IN


*SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP NO.   68750 J 10 7
13G
Page     5    of    8     Pages



(1)     Name of Reporting Persons,  S.S. or I.R.S.  Identification Nos. of Above
        Persons
               Wayne C. Wager           ###-##-####

(2)     Check the Appropriate Box if a Member of a Group*
               (a)   / XX /
               (b)   /    /

(3)     SEC Use Only

(4)     Citizenship or Place of Organization
               USA

Number of Shares Beneficially Owned by Each Reporting Person With..........
     (5) Sole Voting Power
               0

     (6) Shared Voting Power
               0

     (7) Sole Dispositive Power
               0

     (8) Shared Dispositive Power
               0

     (9) Aggregate Amount Beneficially Owned by Each Reporting Person
               0

     (10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* / XX / (Shares held of record by other individual General Partners excluded.)

     (11) Percent of Class Represented by Amount in Row (9)
               0%

     (12) Type of Reporting Person*
               IN


*SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP NO.   68750 J 10 7
13G
Page     6    of    8     Pages



ITEM 1(A).      NAME OF ISSUER
                  OrthoLogic Corp

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
                  2850 South 36th Street, Suite 16, Phoenix, AZ   85034

ITEM 2(A).     NAME OF PERSON(S) FILING
                  Thomas J. Cable, Elwood D. Howse, Jr., and Wayne C. Wager are General Partners of CH Partners IV. CH Partners IV, together with Thomas J. Cable, Elwood D. Howse, Jr., and Wayne C. Wager in their capacity as general partners of CH Partners IV (the "Reporting persons") affirm that they together constitute a "group" (within the meaning of Regulation 13D under the Securities Exchange Act of 1934) with respect to the shares held of record by CH Partner
IV. With respect to any shares beneficially owned by Thomas J. Cable, Elwood D. Howse, Jr., or Wayne C. Wager in their respective individual capacities (other than those shares held of record by CH Partners IV and beneficially owned by them as a result of their serving as general partners of CH Partners IV), each of the other Reporting Persons disclaims beneficial ownership.

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
                  PO Box 96069, Bellevue  Washington  98004-9669

ITEM 2(C).     CITIZENSHIP
                  U.S.A.

ITEM 2(D).     TITLE OF CLASS OF SECURITIES
                  Common

ITEM 2(E).     CUSIP NUMBER
                  68750 J 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A
                  N/A
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CUSIP NO.   68750 J 10 7
13G
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ITEM 4.     OWNERSHIP

          (a)     Amount Beneficially Owned:
                    As of December 31, 1996, CH Partners IV no longer owned any shares of common stock of the Issuer. As of December 31, 1996, Thomas J. Cable owned 10,000 shares of common stock of the Issuer and held 4,000 shares of common stock of the Issuer as custodian for a minor daughter. As of December 31, 1996, Elwood D. Howse, Jr. owned 21,644 shares of common stock of the Issuer, and stock options of the Issuer which when fully exercised would result in the acquisition of an additional 72,000 shares of the Issuer's common stock for a total of 93,644 shares. As of December 31, 1996, Wayne C. Wager no longer owned any shares of common stock of the Issuer.

          (b)     Percent of Class:
                    See Item 2(a) above and Item 11 on respective cover pages for reporting persons.

          (c) Number of shares as to which such person has: (I) sole power to vote or to direct the vote (II) shared power to vote or to direct the vote (III) sole power to dispose or to direct the disposition of (IV) shared power to dispose or to direct the disposition of
                    Voting and Disposition: Thomas J. Cable has the sole power to vote and to dispose of the 14,000 shares of common stock that are owned by him or held by him in custodianship for a minor daughter. Elwood D. Howse, Jr. has the sole power to vote and to dispose of the 21,644 shares of common stock that are owned by him, and stock options of the Issuer which when fully exercised would result in the acquisition of an additional 72,000 shares of the Issuer's common stock for a total of 93,644 shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
                      If this statement is being filed to report the fact that as of the date hereof the reporting person(s) has/have ceased to be the beneficial owner of more than five percent of the class of securities, check the following / XX/.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
                    N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
                    N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
                   A Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit A.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
                    N/A
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CUSIP NO.   68750 J 10 7
13G
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ITEM 10.  CERTIFICATION
By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:             February 13, 1997

Thomas J. Cable, General Partner
Elwood D. Howse, Jr., General Partner
Wayne C. Wager, General Partner



EXHIBIT A
Joint Filing Agreement

In accordance with rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of all of them of a Statement on Schedule 13G, including amendments thereto, with respect to the Common Stock of OrthoLogic Corp, and further agree that this Joint Filing Agreement may be included as an exhibit to such joint filing. Each party to this Joint Filing Agreement expressly authorizes any other party to file on its behalf any and all amendments to such Statement on Schedule 13G.

In Witness Whereof, the undersigned, being duly authorized, hereby execute this Agreement this 13th day of February, 1997.


CH Partners IV

by Elwood D. Howse, Jr., General Partner


Elwood D. Howse, Jr.
Thomas J. Cable
Wayne C. Wager